GRIST MILL CO. AND SUBSIDIARY
                       EXHIBIT 99 - ITEM 8. SCHEDULE 14D-9

         LITIGATION. On March 12, 1998, a complaint alleging a class action on behalf of persons who own Common Stock was filed in the Delaware Court of Chancery by attorneys for The Great Neck Capital Appreciation Investment Partnership, L.P. ("Plaintiff"), against the individuals serving as directors of the Company, the Company and IHF (the "Defendants"). In substance, the complaint alleges that the Defendants possess material non-public information regarding the fair value of the Company and that the Company's Directors breached their fiduciary duties to the public stockholders of the Company by, among other things, failing to take adequate steps to determine the fair value of the Company, failing to investigate other potential transactions and failing to take adequate steps to maximize stockholder value. The relief sought by the Plaintiff includes an injunction against the acquisition of Shares by Purchaser; an injunction requiring that certain steps be taken to evaluate the value of the Company; an accounting for damages; and an award of costs of suit and attorneys' and experts' fees in unspecified amounts.


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                          GRIST MILL CO. AND SUBSIDIARY
                       EXHIBIT 99 - ITEM 8. SCHEDULE 14D-9

Item 8.  Amendment No. 1 to Schedule 14D-9

        SETTLEMENT OF LITIGATION. On March 12, 1998, a complaint alleging a class action on behalf of persons who own Common Stock was filed in the Delaware Court of Chancery by attorneys for The Great Neck Capital Appreciation Investment Partnership, L.P. ( "Plaintiff"), against the individuals serving as directors of the Company, the Company and IHF (the "Initial Defendants"). In substance, the complaint alleges that the Initial Defendants possess material non-public information regarding the fair value of the Company and that the Company's directors breached their fiduciary duties to the public stockholders of the Company by, among other things, failing to take adequate steps to maximize stockholder value. The relief sought by the Plaintiff includes an injunction against the acquisition of Shares by Purchaser, an injunction requiring that certain steps be taken to evaluate the value of the Company, an accounting for damages, and an award of costs of suit and attorneys' and experts' fees in unspecified amounts.

        On March 20, 1998, Plaintiff filed an amended complaint with the Court (the "Amended Complaint") and added Purchaser as a defendant (together with the Initial Defendants, the "Defendants"). The Amended Complaint repeats the claim that the Company's directors breached their fiduciary duties in connection with their recommendation of the transaction and alleges new claims which include, among others, the lack of certain disclosures in the Schedule 14D-9. The Amended Compalint seeks as relief, among other things, an order enjoining consummation of the proposed transaction and requiring the Company to make additional disclosures to the Company's stockholders concerning the proposed transaction.

        The Company and the Company's directors believe the allegations in the Amended Complaint are without merit. However, they also believe that this litigation could delay and cause uncertainty with respect to the acquisition of Shares in connection with the Offer and consummation of the Merger and that such delay and uncertainty are not in the best interests of the Company and the Company's stockholders. Accordingly, representatives of the Defendants entered into discussions with counsel for Plaintiff concerning a potential settlement of the action.

        The Defendants entered into an agreement in principle of March 31, 1998 with Plaintiff to settle the action. Pursuant to the agreement in principle, the Company has agreed to make the disclosures in this Amendment No. 1 to Schedule 14D-9 regarding certain financial information, the ABN AMRO Opinion, previous interest in the acquisition of the Company and the amendment to the Company's bylaws required by the Merger Agreement. In connection with the agreement in principle, Plaintiff agreed that it will refrain from further proceedings and withdraw its motion for a preliminary injunction pending approval of a final settlement agreement by the Court. Finally, pursuant to the agreement in principle, the defendants agreed not to oppose an application by plaintiff's counsel for an award of counsel fees and expenses not to exceed $200,000 in the aggregate. If the fee application is approved, such amount will be payable by the Company.